Exhibit 99.2



ITW Conference Call

Fourth Quarter

2010

ITW
Agenda

1. Introduction………………..…….. John Brooklier/David Speer

2. Financial Overview………..…….. Ron Kropp

3. Reporting Segments………....…… John Brooklier

4. 2011 Forecasts……………………Ron Kropp

5. Q & A……………….....……..…….. John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding operating performance, revenue growth, diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, end market conditions, and the Company's related 2011 forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations are detailed in ITW's Form 10-K for 2009.

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Webcast / PowerPoint replay available at www.itw.com

ITW
Quarterly Highlights

	2009	2010	F(U) Last Year	
	Q4	**Q4**	**Amount**	**%**
Operating Revenues	3,757.4	4,169.3	411.9	11.0%
Operating Income	476.3	579.5	103.2	21.7%
% of Revenues	12.7%	13.9%	1.2%	
Income from Continuing Operations				
Income Amount	495.6	392.8	(102.8)	-20.7%
Income Per Share-Diluted	0.98	0.79	(0.19)	-19.4%
Net Income				
Income Amount	507.4	392.8	(114.6)	-22.6%
Income Per Share-Diluted	1.01	0.79	(0.22)	-21.8%
Free Operating Cash Flow	433.6	368.4	(65.2)	-15.0%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	**Operating Income**	**Operating Margins**
Base Manufacturing Business			
Operating Leverage	9.1%	29.5%	2.4%
Changes in VM & OH costs	-	-16.1%	-1.9%
Total	9.1%	13.4%	0.5%
Acquisitions/Divestitures	3.4%	1.0%	-0.3%
Translation	-1.4%	-	0.2%
Impairment	-	0.8%	0.1%
Restructuring	-	6.5%	0.8%
Other	-0.1%	-	-0.1%
Total	11.0%	21.7%	1.2%

ITW
Non Operating & Taxes

	2009 Q4	2010 Q4	F(U) Last Year Amount	%
Operating Income	476.3	579.5	103.2	21.7%
Interest Expense	(43.8)	(44.0)	(0.2)	
Other Income (expense)	5.6	3.1	(2.5)	
Income from Continuing Operations-Pretax	438.1	538.6	100.5	22.9%
Income Taxes	(57.5)	145.8	(203.3)	
% to Pretax Income	-13.1%	27.1%	-40.2%	
Income from Continuing Operations	495.6	392.8	(102.8)	-20.7%
Income from Discontinued Operations	11.8	-	(11.8)	
Net Income	507.4	392.8	(114.6)	-22.6%

ITW
Full Year Highlights

	2009	2010	F(U) Last Year	
			Amount	%
Operating Revenues	13,877.1	15,870.4	1,993.3	14.4%
Operating Income	1,386.0	2,356.7	970.7	70.0%
% of Revenues	10.0%	14.8%	4.8%	
Income from Continuing Operations				
Income Amount	969.5	1,527.2	557.7	57.5%
Income Per Share-Diluted	1.93	3.03	1.10	57.0%
Net Income				
Income Amount	947.0	1,527.2	580.2	61.3%
Income Per Share-Diluted	1.89	3.03	1.14	60.3%
Free Operating Cash Flow	1,899.5	1,274.6	(624.9)	-32.9%

ITW
Full Year Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	10.8%	44.2%	3.0%
Changes in VM & OH costs	-	6.0%	0.6%
Total	10.8%	50.2%	3.6%
Acquisitions/Divestitures	3.0%	1.9%	-0.2%
Translation	0.8%	1.5%	-
Impairment	-	7.5%	0.7%
Restructuring	-	8.9%	0.8%
Other	-0.2%	-	-0.1%
Total	14.4%	70.0%	4.8%

ITW
Invested Capital

	12/31/09	9/30/10	12/31/10
Trade Receivables	2,491.5	2,627.7	2,678.1
Days Sales Outstanding	59.7	58.9	57.8
Inventories	1,356.2	1,544.7	1,547.4
Months on Hand	1.7	1.8	1.7
Prepaids and Other Current Assets	276.2	286.0	251.2
Accounts Payable & Accrued Expenses	(2,049.0)	(2,115.4)	(2,147.5)
Operating Working Capital	2,074.9	2,343.0	2,329.2
% to Revenue(Prior 4 Qtrs.)	15%	15%	15%
Net Plant & Equipment	2,136.5	1,952.6	2,023.0
Investments	451.3	438.0	441.6
Goodwill and Intangibles	6,584.1	6,399.2	6,573.9
Other, net	(619.1)	(508.9)	(346.7)
Invested Capital	10,627.7	10,623.9	11,021.0
ROIC	13.9%	16.6%	15.6%

ITW
Debt & Equity

	12/31/09	9/30/10	12/31/10
Total Capital			
Short Term Debt	213.7	644.9	317.8
Long Term Debt	2,914.9	2,737.3	2,512.0
Total Debt	3,128.6	3,382.2	2,829.8
Stockholders' Equity	8,817.9	8,890.8	9,381.2
Total Capital	11,946.5	12,273.0	12,211.0
Less:			
Cash	(1,318.8)	(1,649.1)	(1,190.0)
Net Debt & Equity	10,627.7	10,623.9	11,021.0
Debt to Total Capital	26%	28%	23%
Shares outstanding at end of period	502.3	495.9	497.7

ITW
Cash Flow

	2009 Q4	2010 Q4
Net Income	507.4	392.8
Adjust for Non-Cash Items	(233.1)	28.9
Changes in Operating Assets & Liabilities	232.0	37.3
Net Cash From Operating Activities	506.3	459.0
Additions to Plant & Equipment	(72.7)	(90.6)
Free Operating Cash Flow	433.6	368.4
Acquisitions	(163.3)	(208.3)
Proceeds from Divestitures	0.9	0.8
Dividends	(155.3)	(168.6)
Proceeds (Repayments) from Debt	138.0	(568.9)
Proceeds from Investments	9.7	7.8
Other	112.3	109.7
Net Cash Increase(Decrease)	375.9	(459.1)

ITW
Acquisitions

	2009				2010			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Annual Revenues Acquired	75	54	6	155	26	253	120	131
Purchase Price Cash Paid	65	33	3	185	27	199	145	160
Number of Acquisitions	6	5	2	7	4	7	5	8

Transportation
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q4	592.2	86.5	14.6%
2010 Q4	644.1	91.2	14.2%
$ F(U)	51.9	4.7	-0.4%
% F(U)	8.8%	5.4%	
% F(U) Prior Year			
Base Business			
Operating Leverage	7.1%	17.9%	1.5%
Changes in VM & OH costs	-	-15.3%	-2.1%
Total	7.1%	2.6%	-0.6%
Acquisitions/Divestitures	3.1%	3.2%	-
Translation	-1.5%	-1.0%	0.1%
Impairment	-	-	-
Restructuring	-	0.5%	0.1%
Other	0.1%	0.1%	-
Total	8.8%	5.4%	-0.4%

Transportation
Key Points

- **Transportation segment Q4 '10 organic revenues: +7.1% vs. Q4 '09**

- **Auto OEM/Tiers: Worldwide base revenue growth of 8.5% in Q4 '10 vs. Q4 '09 highlighted ITW product penetration capabilities in environment of more difficult auto build "comps"**
  - **North American Q4 '10 base revenues: +11.1% vs. Q4 '09**
    - **North American auto builds increased 8% in Q4 '10 vs. Q4 '09**
  - **International Q4 '10 base revenue: +6.6% vs. Q4 '09**
    - **European auto builds declined 4% in Q4 '10 vs. Q4 '09**
  - **2011 auto build forecast:**
    - **North America: 12.4 – 12.6 million units**
    - **Europe: 18.4 – 18.6 million units**

- **Auto aftermarket Q4 '10 worldwide base revenues: essentially flat in Q4 '10 vs. Q4 '09 due to inventory rebalancing at retail outlets**

15

Industrial Packaging
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q4	529.1	37.9	7.2%
2010 Q4	595.5	56.1	9.4%
$ F(U)	66.4	18.2	2.2%
% F(U)	12.6%	48.0%	
% F(U) Prior Year			
Base Business			
Operating Leverage	12.6%	72.5%	3.8%
Changes in VM & OH costs	-	-63.3%	-4.0%
Total	12.6%	9.2%	-0.2%
Acquisitions	0.9%	1.2%	-
Translation	-1.0%	3.2%	0.3%
Impairment	-	-	-
Restructuring	-	34.4%	2.2%
Other	0.1%	-	-0.1%
Total	12.6%	48.0%	2.2%

Industrial Packaging
Key Points

- **Segment Q4 '10 organic revenues: +12.6% reflected strong industrial production activity and related growth for many of our businesses**

  – **Total Q4 '10 North America industrial packaging base revenues: +15.3% vs. Q4 '09**

  – **Total Q4 '10 international industrial packaging base revenues: +10.2% vs. Q4 '09**

- **Q4 '10 North American and international plastic and steel strapping base revenues: +21.0% and +6.6%, respectively, vs. Q4 '09**

- **Q4 '10 protective packaging units: +10.8% vs. Q4 '09**

Food Equipment
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q4	489.4	68.6	14.0%
2010 Q4	511.3	64.3	12.6%
$ F(U)	21.9	(4.3)	-1.4%
% F(U)	4.4%	-6.3%	
% F(U) Prior Year			
Base Business			
Operating Leverage	5.5%	16.6%	1.5%
Changes in VM & OH costs	-	-22.8%	-3.0%
Total	5.5%	-6.2%	-1.5%
Acquisitions	2.0%	-0.8%	-0.3%
Translation	-3.0%	-2.4%	-
Impairment	-	-	-
Restructuring	-	3.2%	0.4%
Other	-0.1%	-0.1%	-
Total	4.4%	-6.3%	-1.4%

18

Food Equipment
Key Points

- **Segment Q4 '10 organic revenues: +5.5% vs. Q4 '09; equipment sales improved in Q4**

- **North America Q4 '10 base revenues: +0.8% vs. Q4 '09**
  - **Equipment base revenues: +3.3% in Q4 '10 vs. Q4 '09**
  - **Service base revenues: -1.2% in Q4 '10 vs. Q4 '09**

- **International Q4 '10 base revenues: +9.8% vs. Q4 '09; Asia Pacific and Europe contributed to growth**

Power Systems and Electronics Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q4	411.8	60.7	14.7%
2010 Q4	505.7	101.0	20.0%
$ F(U)	93.9	40.3	5.3%
% F(U)	22.8%	66.5%	
% F(U) Prior Year			
Base Business			
Operating Leverage	21.4%	55.9%	4.2%
Changes in VM & OH costs	-	-6.4%	-0.8%
Total	21.4%	49.5%	3.4%
Acquisitions	1.0%	-1.2%	-0.3%
Translation	0.4%	1.6%	0.1%
Impairment	-	5.9%	0.7%
Restructuring	-	10.8%	1.3%
Other	-	-0.1%	0.1%
Total	22.8%	66.5%	5.3%

Power Systems and Electronics
Key Points

- **Segment Q4 '10 organic revenues: +21.4% due to strong contributions from welding and PC board fabrication units**

- **In Q4 '10, worldwide welding base revenues: +18.1% vs. Q4 '09**
  - **Q4 '10 North America welding base revenues: +23.3% vs. Q4 '09 due to heavy equipment OEM's and manufacturers**
  - **Q4 '10 International welding base revenues: +7.3% vs. Q4 '09; Europe and Asia Pacific both contributed to organic growth**

- **Q4 '10 PC board fabrication base revenues: +48.9% vs. Q4 '09 as consumer electronics demand remained strong**

Construction Products
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q4	432.3	42.6	9.9%
2010 Q4	479.2	55.3	11.5%
$ F(U)	46.9	12.7	1.6%
% F(U)	10.8%	29.7%	
% F(U) Prior Year			
Base Business			
Operating Leverage	2.6%	10.5%	0.8%
Changes in VM & OH costs	-	10.9%	1.0%
Total	2.6%	21.4%	1.8%
Acquisitions	8.2%	0.9%	-0.8%
Translation	0.1%	6.8%	0.6%
Impairment	-	-	-
Restructuring	-	0.5%	0.1%
Other	-0.1%	0.1%	-0.1%
Total	10.8%	29.7%	1.6%

22

Construction Products
Key Points

- **Segment Q4 '10 organic revenues: +2.6% due to the positive international (European) construction environment**

- **International Q4 '10 base revenues: +4.2% vs. Q4 '09**
  - **Q4 '10 Europe base revenues: +8.3% vs. Q4 '09**
  - **Q4 '10 Asia Pacific base revenues: -0.2% vs. Q4 '09**

- **North America Q4 '10 base revenues: -1.7% vs. Q4 '09**
  - **Q4 '10 residential base revenues: -4.1% vs. Q4 '09**
  - **Q4 '10 commercial construction base revenues: -4.3% vs. Q4 '09**
  - **Q4 '10 renovation base revenues: +1.8% vs. Q4 '09**

Polymers and Fluids
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q4	332.3	46.3	13.9%
2010 Q4	366.6	49.4	13.5%
$ F(U)	34.3	3.1	-0.4%
% F(U)	10.3%	6.6%	
% F(U) Prior Year			
Base Business			
Operating Leverage	5.2%	15.8%	1.4%
Changes in VM & OH costs	-	-9.9%	-1.3%
Total	5.2%	5.9%	0.1%
Acquisitions	6.9%	3.1%	-0.5%
Translation	-1.8%	-1.3%	0.1%
Impairment	-	-	-
Restructuring	-	-1.1%	-0.2%
Other	-	-	0.1%
Total	10.3%	6.6%	-0.4%

Polymers and Fluids
Key Points

- **Segment Q4 '10 organic revenues: +5.2% reflected better industrial demand for both polymers and fluids products in international end markets**

- **Q4 '10 worldwide polymers:**
  - **International base revenues: +6.6% vs. Q4 '09 due to strength in Latin America and Asia Pacific businesses**
  - **North America base revenues: +2.1% vs. Q4 '09**

- **Q4 '10 worldwide fluids:**
  - **International base revenues: +7.0% vs. Q4 '09**
  - **North America base revenues: -3.0% vs. Q4 '09**

Decorative Surfaces
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q4	255.9	24.0	9.4%
2010 Q4	255.6	23.5	9.2%
$ F(U)	(0.3)	(0.5)	-0.2%
% F(U)	-0.1%	-2.4%	
% F(U) Prior Year			
Base Business			
Operating Leverage	2.3%	9.7%	0.7%
Changes in VM & OH costs	-	-31.3%	-2.9%
Total	2.3%	-21.6%	-2.2%
Acquisitions	-	-	-
Translation	-2.4%	-0.2%	0.2%
Impairment	-	-	-
Restructuring	-	19.5%	1.8%
Other	-	-0.1%	-
Total	-0.1%	-2.4%	-0.2%

Decorative Surfaces
Key Points

- **Segment Q4 '10 organic revenues: +2.3% vs. Q4 '09**

- **North America laminate Q4 '10 base revenues: +6.5% vs. Q4 '09 due to improved commercial construction environment and ongoing product innovation by Wilsonart**

- **International Q4 '10 base revenues: +2.4% vs. Q4 '09 due to increased demand from China and other Asian countries**

All Other
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2009 Q4	733.8	109.6	14.9%
2010 Q4	836.3	138.7	16.6%
$ F(U)	102.5	29.1	1.7%
% F(U)	14.0%	26.6%	

% F(U) Prior Year			
Base Business			
Operating Leverage	11.2%	35.0%	3.2%
Changes in VM & OH costs	-	-11.4%	-1.5%
Total	11.2%	23.6%	1.7%
Acquisitions/Divestitures	4.4%	0.9%	-0.6%
Translation	-1.7%	-1.7%	-
Impairment	-	-	-
Restructuring	-	3.9%	0.5%
Other	0.1%	-0.1%	0.1%
Total	14.0%	26.6%	1.7%

All Other
Key Points

- **Segment Q4 '10 organic revenues: +11.2% vs. Q4 '09**

- **Q4 '10 worldwide test and measurement base revenues: +19.5% vs. Q4 '09; equipment orders improved in Asia Pacific (China)**

- **Q4 '10 worldwide finishing base revenues: +16.7% vs. Q4 '09; strong growth driven by both international and North American end market demand**

- **Q4 '10 worldwide industrial/appliance base revenues: +8.0% vs. Q4 '09; North America and the rest of world drove growth**

- **Q4 '10 worldwide consumer packaging base revenues: +5.0% vs. Q4 '09 due to strength in the decorating and graphics businesses**

ITW
2011 Forecast

	Low	High	Mid Point
1st Quarter 2011			
Total Revenues vs. 2010 (Estimated)*	12%	15%	13.5%
Diluted Income per Share - Continuing	$0.81	$0.87	$0.84
Full Year 2011			
Total Revenues vs. 2010 (Estimated)*	11.5%	14.5%	13%
Diluted Income per Share - Continuing	$3.60	$3.84	$3.72

*Estimated 2010 revenues restated to reflect the new international calendar year reporting

ITW 2011 Forecast
Key Assumptions

- **Exchange rates hold at current levels**

- **Acquired revenues in the $800 million to $1 billion range for the year**

- **Restructuring costs of $30 to $40 million for the full year**

- **Tax rate range of 29.0% to 30.0% for the 1st quarter and full year**



ITW Conference Call

Q & A

Fourth Quarter

2010